EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	January 2,	December 27,
	2004	2002
	(In millions, except ratios)
Earnings:
Net Income	$59.1	$36.2
Plus: Income taxes	22.9	18.7
Fixed charges	16.0	16.0
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	0.3	—

	$97.7	$70.9

Fixed Charges:
Interest expense	$12.6	$12.3
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	3.4	3.7

	$16.0	$16.0

Ratio of Earnings to Fixed Charges	6.11	4.43

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